Exhibit 12.1
Smith International, Inc. and Subsidiaries
Ratio of Earnings to Fixed Charges
(In thousands except ratios)

	Year Ended December 31,
	2008	2007	2006	2005	2004
FIXED CHARGES:

Gross interest on debt	$89,765	$69,990	$62,967	$44,446	$38,762
Amortization of premiums, discounts and capitalized expenses related to indebtedness	309	471	523	528	478
Interest element of rentals	14,914	12,789	10,553	8,395	7,984

Total Fixed Charges	$104,988	$83,250	$74,043	$53,369	$47,224

EARNINGS AVAILABLE TO COVER FIXED CHARGES:

Net income	$767,284	$647,051	$502,006	$302,305	$182,451

Add back:

Minority interests of majority owned subsidiaries	282,845	248,353	191,416	122,759	89,130
Provision for income taxes	505,892	408,471	326,674	202,743	129,721
Fixed charges	104,988	83,250	74,043	53,369	47,224

Total Earning Available to Cover Fixed Charges	$1,661,009	$1,387,125	$1,094,139	$681,176	$448,526

RATIO OF EARNINGS TO FIXED CHARGES	15.82	16.66	14.78	12.76	9.50

RATIO OF EARNINGS TO FIXED CHARGES, as adjusted*	13.81	14.74	13.15	10.84	7.80

*	We derive a substantial portion of our earnings from M-I SWACO and other majority-owned operations, which are properly consolidated for financial reporting purposes. We have supplemented the required disclosure and adjusted the Ratio of Earnings to Fixed Charges calculation to eliminate our minority partners’ ownership interest in “earnings” and “fixed charges” in order to reflect coverage levels on a Company-only basis. The Ratio of Earnings to Fixed Charges, as adjusted, should be viewed in addition to, and not as an alternative for, our consolidated ratio as presented above.
Note: Equity earnings, net of distributions are immaterial for purposes of computing the Ratio of Earnings to Fixed Charges.